Exhibit 99.4

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for:  (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in This Application.

Application 04-07-032 (Filed July 22, 2004)
(U 39 E)

PACIFIC GAS AND ELECTRIC COMPANY’S RESPONSE
TO ADMINISTRATIVE LAW JUDGE’S SEPTEMBER 1,
2004, RULING DIRECTING THE APPLICANT TO FILE A
THIRD SUPPLEMENT TO THE APPLICATION

CHRISTOPHER J. WARNER
DOREEN A. LUDEMANN
MARK R. HUFFMAN

Pacific Gas and Electric Company
77 Beale Street
San Francisco, CA 94105
Telephone: (415) 973-3842
E-mail: mrh2@pge.com

Attorneys for
PACIFIC GAS AND ELECTRIC COMPANY

September 3, 2004

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for:  (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in This Application.

Application 04-07-032 (Filed July 22, 2004)
(U 39 E)

PACIFIC GAS AND ELECTRIC COMPANY’S RESPONSE
TO ADMINISTRATIVE LAW JUDGE’S SEPTEMBER 1,
2004, RULING DIRECTING THE APPLICANT TO FILE A
THIRD SUPPLEMENT TO THE APPLICATION

Pacific Gas and Electric Company (PG&E) provides this response to the September 1, 2004, Informal Administrative Law Judge’s Ruling Directing PG&E to File a Supplement to A.04-07-032.  The answers to the questions are set out below.  PG&E does not believe that the provision of this information should have any effect on the adopted schedule in this proceeding, set forth most recently in the August 10, 2004, Assigned Commissioner’s Scoping Memo And Ruling.

1.                                      In its Supplement filed on August 12, 2004, PG&E indicates on pages 7-8 that the Section 1904 fee will not apply to the ERBs to the extent the proceeds from the ERBs are used to retire debt and equity on which the fee was previously paid.  Please identify (i) the specific debt and equity that will be retired with ERB proceeds, and (ii) the Commission decisions that imposed the Section 1904 fee on the debt and equity that will be retired.

1(i).  With respect to debt, PG&E currently anticipates using the proceeds of the Energy Recovery Bond (ERB) securitization, among other things, to retire a significant portion of $1.6 billion of its Floating Rate First Mortgage Bonds due 2006, or other long-

term debt, that was issued in connection with PG&E’s exit from Chapter 11, and/or short-term debt that may have been used to fund the earlier retirement of certain of the bonds, which short-term debt was also authorized in connection with PG&E’s exit from Chapter 11.  With respect to equity, PG&E currently anticipates retiring shares of its common stock totaling approximately $1.2 billion.  These estimates are based on current forecasts and, as explained in PG&E’s answer to question 3 of PG&E’s Response to Administrative Law Judge’s Ruling Directing the Applicant to File a Supplement to the Application dated August, 12, 2004, the actual amounts and timing of the issuance and use of proceeds from the ERB transaction may differ for the reasons described therein.

1(ii).  The $1.6 billion of Floating Rate Mortgage Bonds and other long-term debt referred to in the previous response were issued on April 12, 2004 as part of PG&E’s Chapter 11 exit financings.  The credit facility pursuant to which the other short-term debt referenced above would be issued was put in place on March 5, 2004 as part of PG&E’s Chapter 11 exit financings.  The exit financings were authorized by D. 02-11-03, as modified by D.04-01-024.

With respect to equity, D.93-06-083 combined the issuance authority for several of PG&E’s common stock programs.  The total amount of this authority was 95.5 million shares of which approximately 63 million shares were issued.  This decision combined 55.5 million of a previous CPUC share authorization plus 40 million of newly authorized shares.  In compliance with Public Utilities Code Section 1904, fees were paid on the 40 million new shares assuming a share price of $32.50 per share or an equivalent equity offering of $2.05 billion.

2.                                      Table 2-8 in Chapter 2 of A.04-07-032 shows the issuance costs for bonds issued by other utilities.  Please identify the source of each item of cost listed in the table.  Where a cost is estimated, please provide a detailed explanation regarding how the estimate was derived.

The underwriting fees and estimated expenses for bonds issued by other utilities were obtained from the prospectus supplements from each deal.  The prospectus supplements are listed below:

•                  PSNH Funding LLC2 Prospectus Supplement to Prospectus dated January 16, 2002, filed with the Securities and Exchange Commission (SEC) on January 17, 2002;

•                  CPL Transition Funding LLC Prospectus Supplement to Prospectus dated January 18, 2002, filed with the SEC on February 4, 2002;

•                  JCP&L Transition Funding LLC Prospectus Supplement to Prospectus dated May 13, 2002, filed with the SEC on June 7, 2002;

•                  Atlantic City Electric Transition Funding LLC Prospectus Supplement to Prospectus dated December 11, 2002, filed with the SEC on December 17, 2002;

•                  TXU Transition Bond Co LLC Prospectus Supplement to Prospectus Dated August 14, 2003, filed with the SEC on August 18, 2003;

•                  Atlantic City Electric Transition Funding LLC Prospectus Supplement to Prospectus dated December 18, 2003, filed with the SEC on December 19, 2003; and

•                  TXU Transition Bond Co LLC Prospectus Supplement to Prospectus dated May 28, 2004, filed with the SEC on June 2, 2004.

The prospectus supplements are available on the SEC’s electronic EDGAR system.  They do not provide details as to how the estimated expenses are calculated.

3.                                      Table 3-1 in Chapter 3 of A.04-07-032 provides a list of the estimated ERB transaction costs.  Please provide a detailed explanation regarding the derivation of the estimated cost of each item listed in Table 3-1.

The paragraphs below explain how each estimated transaction cost included in Table  3-1 was derived.  As is noted below, PG&E revised its estimate of the CPUC Application Fees in response to question 7 in its first supplemental response, filed on August 12, 2004.

These fees are all estimates based on the issuance of $3.0 billion of ERBs in two series.  As explained on pages 3-27 and 3-28 in the prepared testimony, at the time each series of ERBs is issued, issuance costs will be estimated and retained by the Special Purpose Entity (SPE).  After actual issuance costs have been paid, any amounts not used will be credited to the reserve subaccount and used to offset the revenue requirement in the next Dedicated Rate Component (DRC) charge true-up calculation.

Underwriters Fees and Expenses - $14.0 million:  Morgan Stanley has been selected as financial advisor for the ERBs and Joint Book Runner on the sell of the first series.  In conjunction with this appointment, the advisory fee was set at $1,250,000 and the gross underwriting spread was set at 40 basis points or $12,000,000 on $3.0 billion.  The balance of the $14.0 million ($750,000) is to cover underwriters’ expenses incurred during the advisory phase and marketing both series of ERBs.

Legal Fees - $4.0 million:  These estimated legal fees will be paid to counsel for the borrower (SPE), Orrick Herrington & Sutcliff, and underwriters’ counsel, Sidley, Austin, Brown & Wood.  Borrower’s counsel has estimated that their fees will be up to $3 million for the two ERB transactions.  Morgan Stanley has estimated that underwriters’ counsel’s fees will be approximately $750,000.  Legal fees for the single Rate Reduction Bonds (RRBs) transaction in 1997 totaled $3.3 million.

Securities and Exchange Commission (SEC) Fees – $380,100:  $126.70 of these fees will be paid in September or October 2004 when an initial filing is made with the SEC.  The balance of these fees will be paid by the SPE right before the Registration Statement for up to $3.0 billion of ERBs becomes effective.  The amount is based on the SEC’s published fee schedule of $126.70 per million dollars of debt to be registered with the SEC.

Rating Agency Fees - $1.7 million:  The two series of ERBs will each be rated separately by three nationally recognized rating agencies: Standard & Poor’s, Moody’s Investors Services, and Fitch.  Upfront fees to be paid to S&P and Moody’s are set according to their fee schedules and fees to be paid to Fitch were negotiated.  Based on this, fees for each of the two ERB series are expected to total $850,000.

Accounting Fees and Expenses - $200,000:  Underwriters will require a comfort letter from PG&E’s external financial auditing firm, Deloitte & Touche, to cover all the financial and accounting data included in the SPE’s SEC Registration Statement and Supplements.  A separate letter will be necessary for each series.  Estimated costs were based on discussions with PG&E Corporation accounting personnel and the actual cost of $160,000 for the comfort letter on the RRB transaction in 1997.

CPUC Application Fees - $706,000:  PG&E revised this estimate to $93,500 in its response to question 7 in its first supplemental response, filed on August 12, 2004, based on its response to question 3 of its first supplemental response.

Printing Costs - $450,000:  This estimate for total printing costs for the prospectus for each of the two ERB series was based on discussions with Morgan Stanley regarding printing costs for other securitizations, the $700,000 of printing costs paid by PG&E on its

April 2004 mortgage bond transaction, and the $450,000 of printing costs for the RRBs in 1997.

Trust Fees and Expenses - $100,000:  This estimate covers the upfront fees and expenses, including legal counsel, for the bank that will be trustee for each of the two series of ERB investors.  The basis for this estimate was discussions with PG&E finance personnel and the actual RRB trustee costs and expenses in 1997 that totaled $45,000 for that single series.

Miscellaneous - $963,900:  This contingency amount is expected to be available to cover any costs in excess of estimates on the costs listed above, plus any additional costs incurred to complete the two ERB transactions.

Respectfully Submitted,

CHRISTOPHER J. WARNER
DOREEN A. LUDEMANN
MARK R. HUFFMAN

By:
MARK R. HUFFMAN

Pacific Gas and Electric Company
77 Beale Street
San Francisco, CA 94105
Telephone: (415) 973-3842
E-mail: mrh2@pge.com

Attorneys for
PACIFIC GAS AND ELECTRIC COMPANY

September 3, 2004

VERIFICATION

I, the undersigned, say:

I am an officer of PACIFIC GAS AND ELECTRIC COMPANY, a corporation, and am authorized pursuant to Code of Civil Procedure section 446, paragraph 3, to make this verification for and on behalf of said corporation, and I make this verification for that reason; I have read the foregoing Responses to Administrative Law Judge’s September 1, 2004, Ruling Directing The Applicant to File a Supplement to The Application and am informed and believe that the matters contained therein are true and on that ground I allege that the matters stated herein are true.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed at San Francisco, California, this 3rd day of September, 2004.

ROGER J. PETERS
SENIOR VICE PRESIDENT & GENERAL COUNSEL

CERTIFICATE OF SERVICE BY ELECTRONIC MAIL

I, the undersigned, state that I am a citizen of the United States and am employed in the City and County of San Francisco; that I am over the age of eighteen (18) years and not a party to the within cause; and that my business address is Pacific Gas and Electric Company, Law Department B30A, 77 Beale Street, San Francisco, California 94105.

On the 3rd day of September, 2004, I served a true copy of:

PACIFIC GAS AND ELECTRIC COMPANY’S
RESPONSE TO ADMINISTRATIVE LAW JUDGE’S SEPTEMBER 1, 2004,
RULING DIRECTING THE APPLICANT TO FILE A THIRD SUPPLEMENT
TO THE APPLICATION

By Electronic Mail – serving the enclosed via e-mail transmission to each of the parties listed on the official service lists for A.04-07-032 with an e-mail address.

I certify and declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed on the 3rd day of September, 2004.

LINDA S. DANNEWITZ